UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MATRIA HEALTHCARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

576817209

(CUSIP Number)

Jeffrey A. Welikson
Corporate Secretary
Lehman Brothers Holdings Inc.
1271 Avenue of the Americas, 42nd Floor
New York, NY 10020
(212) 526-0858

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576817209

1.	Names of Reporting Persons Lehman Brothers Holdings Inc. 13-3216325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC/CO

(1)   As of May 9, 2008, the effective date of the merger described in Item 4 of this Schedule 13D.  As of May 8, 2008, Lehman Brothers Holdings Inc. was the beneficial owner of 2,239,051 shares of Common Stock.

CUSIP No. 576817209

1.	Names of Reporting Persons Lehman Brothers Inc. 13-2518466

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) BD/CO

(1)   As of May 9, 2008, the effective date of the merger described in Item 4 of this Schedule 13D.  As of May 8, 2008, Lehman Brothers Inc. was the beneficial owner of 2,238,971 shares of Common Stock.

CUSIP No. 576817209

1.	Names of Reporting Persons Lehman Brothers Special Financing Inc. 11-2751029

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

(1)   As of May 9, 2008, the effective date of the merger described in Item 4 of this Schedule 13D.  As of May 8, 2008, Lehman Brothers Special Financing Inc. was the beneficial owner of 3,158 shares of Common Stock.

CUSIP No. 576817209

1.	Names of Reporting Persons Lehman Brothers OTC Derivatives Inc. 13-4184631

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

(1)   As of May 9, 2008, the effective date of the merger described in Item 4 of this Schedule 13D.  As of May 8, 2008, Lehman Brothers OTC Derivatives Inc. was the beneficial owner of 80 shares of Common Stock.

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Matria Healthcare, Inc., a Delaware corporation (“Matria”).  The address of the principal executive offices of Matria is 1850 Parkway Place; Marietta, Georgia 30067.

Item 2.	Identity and Background

This statement is filed on behalf of the following Reporting Persons:

Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”)

745 Seventh Avenue

New York, NY 10019

Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients.  Holdings is the direct 100% parent of Lehman Brothers Inc.

Lehman Brothers Inc., a Delaware corporation (“LBI”)

745 Seventh Avenue

New York, NY 10019

LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings.

Lehman Brothers Special Financing Inc., a Delaware corporation (“LBSF”)

745 Seventh Avenue

New York, NY 10019

LBSF is a wholly-owned subsidiary of LBI.

Lehman Brothers OTC Derivatives Inc., a Delaware corporation (“LOTC”)

745 Seventh Avenue

New York, NY 10019

LOTC is a wholly-owned subsidiary of Holdings.

The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the shares of Common Stock reported herein as being beneficially owned as of May 8, 2008 was approximately $53.7 million.  The source of the funds employed to pay the aggregate purchase price was the general working capital of LBI, LBSF and LOTC.

Item 4.	Purpose of Transaction

The Common Stock reported herein was acquired in the ordinary course of business of LBI, LBSF and LOTC for investment purposes.  The Reporting Persons are filing a Schedule 13D because LBI purchased shares of Common Stock after Matria publicly announced on January 28, 2008 (the “Event Date”) that it had entered into a definitive merger agreement with Inverness Medical Innovations, Inc. (“Inverness”), which is unrelated to the Reporting

Persons.  Pursuant to the merger agreement, Inverness will acquire Matria (the “Merger”) and each share of Common Stock will be converted into the right to receive $6.50 in cash and a portion of a share of Inverness convertible preferred stock having a stated value of $32.50.  Although this Merger involves parties unrelated to the Reporting Persons, as a result of this announcement and the Reporting Persons’ acquisition of Common Stock after the Event Date, the Reporting Persons could be deemed to have acquired shares of Common Stock with the effect of changing or influencing control of Matria.

Matria held a special meeting of stockholders on May 8, 2008 at which it received stockholder approval of the Merger.  The merger became effective on May 9, 2008.

Except as otherwise described herein, none of the Reporting Persons or the persons listed in Appendix A have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)                    See Items 11 and 13 of the cover page for each Reporting Person. As of May 8, 2008, prior to the effectiveness of the merger,

LBI was the actual owner of 2,235,813 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may have been deemed to be the beneficial owner of the shares of Common Stock owned by LBI.

LBSF was the actual owner of 3,158 shares of Common Stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings and LBI may have been deemed to be the beneficial owners of the shares of Common Stock owned by LBSF.

LOTC was the actual owner of 80 shares of Common stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may have been deemed to be the beneficial owner of the shares of Common Stock owned by LOTC.

(b)                   See Items 7 through 9 of the cover page for each Reporting Person.

(c)                      To the best knowledge of the Reporting Persons, the transactions effected by the Reporting Persons during the past 60 days are set forth in Appendix C.  All such transactions were effected on the open market.  In addition, upon consummation of the Merger on May 9, 2008, the Common Stock was exchanged for the merger consideration described in Item 4 herein.  To the best knowledge of the Reporting Persons, the persons listed in Appendix A hereto have not effected any transactions within the past 60 days.

(d)                   None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto, knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

(e)                    Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable

Item 7.	Material to be Filed as Exhibits
Exhibit 1 Joint Filer Agreement of the Reporting Persons dated May 12, 2008

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2008

LEHMAN BROTHERS HOLDINGS INC.

	By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS INC.

	By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS SPECIAL FINANCING INC.

	By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS OTC DERIVATIVES INC.

	By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

APPENDIX A

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby's Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SIR CHRISTOPHER GENT Non-Executive Chairman of GlaxoSmithKline plc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JERRY A. GRUNDHOFER Chairman Emeritus and Retired Chief Executive Officer of U.S. Bancorp	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ROLAND A. HERNANDEZ Retired Chairman and Chief Executive Officer of Telemundo Group, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

HENRY KAUFMAN President of Henry Kaufman & Company, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

HOWARD L. CLARK, JR. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

FREDERICK FRANK Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

LEHMAN BROTHERS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS SPECIAL FINANCING INC.

BOARD OF DIRECTORS

NAME / TITLE	BUSINESS ADDRESS

DANIEL MALONE Managing Director	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JEFF ALAN MICHAELS Managing Director	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

LEHMAN BROTHERS SPECIAL FINANCING INC.

EXECUTIVE OFFICERS

NAME / TITLE	BUSINESS ADDRESS

Kaushik Amin Managing Director	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

DANIEL MALONE Managing Director	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

LEHMAN BROTHERS OTC DERIVATIVES INC.

BOARD OF DIRECTORS

NAME / TITLE	BUSINESS ADDRESS

Madelyn Antoncic Managing Director	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

MARK C. MALIN Managing Director	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOSEPH POLIZZOTTO Managing Director	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOHN R. WICKHAM Managing Director	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

LEHMAN BROTHERS OTC DERIVATIVES INC.

EXECUTIVE OFFICERS

NAME / TITLE	BUSINESS ADDRESS

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

APPENDIX B

From time to time, the firm and its employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, FINRA, NYSE and state securities regulators.  Lehman Brothers routinely cooperates freely with such investigations.  The Firm is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business.  Although there can be no assurance as to the ultimate outcome, the firm has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case.  All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on the Firm’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q or the Firm’s Form BD, each of which is on file with the Securities and Exchange Commission.

APPENDIX C

Date	Bought (B) or Sold (S)	Quantity	Average Price ($)
30308	B	1800	24.0522
30408	S	800	22.98
30408	B	3797	22.9406
30508	S	7800	22.9551
30508	B	10	23.058
30508	S	35	22.95
30608	B	5	23.2
30608	B	652	22.62
30608	S	2100	23.2376
30708	S	1800	22.305
30708	B	2536	22.2899
30708	S	1	22.58
31008	S	10400	22.0641
31108	B	5608	21.9261
31108	S	11534	21.9926
31108	B	206	21.92
31208	S	30	21.9
31208	B	21,097	22.4880
31208	B	200	22.57
31208	S	1000	22.553
31308	B	100	22.19
31308	B	30,879	22.4513
31408	B	48,024	22.5340
31408	S	100	22.76
31408	B	200	21.935
31708	B	3400	21.1613
31708	B	19	21.03
31808	S	2	21.44
31908	B	6	22.16
31908	B	3400	21.0902
32008	S	200	21.425
32008	B	1200	20.957
32408	B	5	21.33
32608	B	692	21.7472
32708	B	200	22.235
33108	B	166	22.3059
33108	B	33	22.56
33108	B	501	22.3
33108	B	1483	22.3229
33108	B	1100	22.3913
33108	B	434	22.4491
33108	S	348	22.3
40108	S	1	22.35
40108	S	42	22.29
40108	S	4998	22.9499
40108	B	100	22.92
40208	S	3990	23.07
40308	S	26	22.56

40308	B	2100	22.9333
40408	B	13300	22.7756
40708	B	100	22.56
40708	S	2900	22.5662
40708	B	100	22.56
40708	S	2900	22.5662
40808	S	17	22.83
40909	S	100	22.64
41008	S	700	22.9343
41108	B	1600	22.2463
41108	S	2600	22.4547
41408	S	800	21.7025
41408	B	1500	21.6833
41408	S	38	22.05
41508	S	9	21.61
41508	B	4000	21.4801
41608	S	2900	21.6069
41608	B	9,952	21.4676
41608	B	2,800	21.4280
41608	B	200	21.4000
41608	B	11,039	21.5686
41708	B	78,766	22.4577
41708	S	27,367	22.0389
41708	B	9,800	22.0371
41708	B	3,000	22.2853
41708	B	7,950	22.5389
41708	S	203	21.9300
41708	S	1,045	22.0231
41708	S	2,200	21.9460
41708	S	15	21.9300
41708	S	100	21.9300
41708	B	1,500	22.3340
41708	B	1000	22.324
41708	S	1900	22.6389
41808	S	200	23.67
41808	B	2376	23.6404
41808	B	44,596	23.4638
41808	B	2,100	23.7633
41808	B	1,700	23.3247
41808	B	900	23.5411
42108	B	4,400	23.5503
42108	B	1,332	23.5342
42108	B	100	23.5800
42108	B	48,839	23.5420
42108	B	52,132	23.6491
42108	B	400	23.5237
42108	B	1,692	23.6184
42108	B	7,000	23.6886
42108	B	39,035	23.6390
42108	B	3,205	23.6911
42108	B	1,200	23.6800
42108	B	14	23.72

42108	B	200	23.505
42208	S	2100	23.4329
42208	B	20	23.49
42208	S	300	23.4700
42208	B	1,100	23.4600
42208	B	17,018	23.4858
42208	B	600	23.4880
42208	S	100	23.4700
42208	B	901	23.5000
42308	B	1300	23.8331
42308	S	500	23.914
42308	B	12,200	23.6535
42308	B	31,006	23.8902
42308	B	210,265	23.7991
42308	B	4,200	23.7520
42308	B	2,481	23.7045
42408	B	200	25.0000
42408	S	400	24.3000
42408	B	900	24.6444
42408	B	2,600	25.0182
42408	B	30,324	24.8802
42408	S	16,900	24.2365
42408	S	300	24.4000
42408	B	4,280	24.6613
42408	S	433	24.3007
42408	B	398	24.9581
42408	B	8,321	24.3396
42408	S	68,848	24.4468
42408	S	90,500	24.3500
42408	S	17,821	24.3810
42408	S	900	24.3900
42508	S	300	24.8600
42508	B	14,500	24.4993
42508	S	7,200	24.5990
42508	B	2,900	24.4668
42508	B	64,412	24.4930
42508	B	600	24.4783
42808	B	100	25.3700
42808	B	400	25.4025
42808	S	2	25.2400
42808	B	600	25.4438
42808	B	300	25.3266
42808	B	16,660	25.2029
42808	B	1,700	25.3376
42808	S	1,778	24.3800
42808	B	4,600	25.3382
42808	B	700	25.3371
42808	B	22,200	25.3465
42808	B	200	25.3300
42808	B	52,092	25.3298
42908	S	500	25.4940
42908	S	400	25.4250

42908	S	5,028	25.5095
42908	S	275	25.4518
43008	B	1	25.5000
43008	B	73,098	25.4187
43008	B	100	25.2800
43008	B	7,796	25.4802
43008	B	200	25.3700
43008	B	809	25.3943
50108	B	100	25.6800
50108	B	1,833	25.5845
50108	B	31,330	25.6274
50108	B	800	25.6163
50108	B	4,139	25.6002
50208	B	300	25.5200
50208	B	971	25.5240
50208	B	27,607	25.5064
50208	B	1,184	25.5657
50208	B	500	25.4300
50508	B	122,619	25.2796
50508	B	2,692	25.3001
50508	B	80,056	25.2827
50508	B	26,800	25.2526
50508	B	7,200	25.3133
50508	B	5,871	25.3099
50608	B	500	25.0500
50608	B	500	25.0500
50608	B	53,663	25.2136
50608	B	400	25.3150
50608	B	7,606	25.2366
50608	B	400	25.1800
50608	B	3,337	25.2136
50708	B	20,900	24.4395
50708	B	197,850	23.9119
50708	B	200	24.4900
50708	B	2,000	24.3800
50708	B	100	24.4200
50708	B	21,200	24.1471
50708	B	3,300	24.1936
50708	B	300	24.3433
50708	B	500	24.1640
50708	B	169,734	23.8740
50708	S	325	23.6900
50808	B	1,837,857	24.2000
50808	S	1,018,323	24.1583
50808	S	128,448	24.1500
50808	B	49,300	24.1800
50808	B	307,693	24.2000
50808	S	11,800	24.5714
50808	S	68,971	24.5665
50808	S	1,100	24.5554
50808	S	1,600	24.6093
50808	B	432,693	24.1995

31308	B	15	22.95
31408	S	1365	21.81
32008	B	35	21.04
32508	B	43	21.55
33108	B	46	22.3
40108	B	45	23.07
40908	S	932	22.64
42908	B	47	25.43
43008	B	31	25.5
31108	B	100	22.19
31108	B	33	21.69
31208	B	13	22.36
31208	B	87	22.36
31208	B	46	22.36
31208	B	100	22.36
40208	B	200	22.89
40208	B	26	22.9
40208	B	224	22.9
40308	B	100	22.78
40308	B	100	22.78
40308	B	72	22.79
40808	S	1	22.34
42808	B	100	24.78
42808	B	100	24.78
42808	B	100	24.85
42808	B	100	24.85
42808	B	44	24.85
50108	B	100	25.6
50108	B	200	25.63
50108	B	133	25.63
50208	B	4	25.67
50208	B	100	25.77
50208	B	100	25.77
50208	B	228	25.77
31208	S	584	22.31
33108	S	4	22.3
40208	S	4	22.77
40708	S	3	22.56
40708	B	2	22.59
40708	S	3	22.56
40708	B	2	22.59
43008	B	66	25.3
50708	S	21	23.55
31308	S	100	22.37
31308	B	100	22.28
31408	S	5	22.67
31408	S	116,000	22.0465
31408	B	231,705	22.0465
31408	S	115,700	22.0465
31708	B	2,500	22.2523
31708	B	200	21.36
31708	B	100	21.36

31708	B	100	21.34
31708	B	100	21.36
31708	B	100	21.36
31708	B	100	21.36
31708	B	100	21.37
31708	B	100	21.37
31808	B	200	21.73
31808	S	49,902	21.5399
31908	B	40,109	21.6453
31908	B	7,243	21.59
32008	S	200	21.01
32008	B	203	21.01
32008	B	100	21.03
32008	B	600	20.99
32008	B	105,341	21.0938
32008	B	111,059	21.1774
32008	S	94,500	21.1922
32008	S	11,881	20.9834
32008	S	-598	20.93
32008	B	47,850	21.4588
32008	S	1,759	21.2605
32008	S	300	21.0453
32008	S	800	20.9562
32008	S	19,300	21.2172
32408	B	15,000	21.3
32408	B	40,000	21.3625
32408	S	71,900	21.3194
32408	S	10,060	21.4206
32408	B	7,415	21.09
32508	B	75,000	21.19
32508	S	75,000	21.19
32508	S	-189	21.2
32608	S	18,031	21.7507
32608	B	800	21.3962
33108	B	29,838	22.2754
33108	S	8,400	22.15
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24

33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	33	22.24
33108	B	33	22.24
33108	B	100	22.24
33108	B	100	22.24
33108	B	67	22.24
33108	B	67	22.24
33108	B	100	22.23
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21

33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
33108	B	100	22.21
40108	B	12,656	22.5469
40108	B	6,500	22.4839
40108	B	100	22.58
40108	B	100	22.58
40108	B	200	22.6
40208	B	8,700	22.5221
40208	B	200	22.78
40208	B	20,201	22.8983
40208	B	14,799	22.8789
40208	B	100	22.85
40208	S	23,698	22.8886
40208	S	9,700	22.95
40208	S	300	22.9
40208	S	167	22.9
40208	S	100	22.9
40308	B	63	22.8
40308	B	56,800	22.9154
40308	B	200	23
40308	S	59,241	22.9883
40308	S	57,632	22.8661
40408	B	25,000	22.91
40408	S	200	22.9
40408	B	12,500	22.92
40408	B	12,500	22.92
40408	S	35,800	22.9131
40408	S	12,500	22.92
40908	B	11,000	23.0915
41008	B	35,000	22.8882
41108	B	730	22.351
41108	B	3,570	22.36

41108	B	900	22.3588
41108	B	100	22.28
41608	B	200	21.4
41608	B	6,500	21.467
41608	B	200	21.4
41608	B	600	21.4
41708	B	36,196	22.6477
41708	S	500	22.682
41708	S	1,700	22.7611
41708	S	33,554	22.64
41708	S	442	22.7532
41808	S	100	23.43
41808	B	56,352	23.5824
41808	B	19,048	23.5824
41808	S	17,532	23.583
41808	S	100	23.08
41808	S	1,345	23.676
41808	S	639	23.562
42108	B	300	23.58
42108	B	100	23.59
42108	B	8,700	23.6045
42108	B	15,800	23.6
42108	B	930	23.5604
42108	B	300	23.58
42108	S	100	23.61
42108	B	3,300	23.5509
42108	S	8,600	23.6045
42108	B	15,270	23.5665
42108	B	9,500	23.573
42208	B	20,000	23.4075
42208	B	10,000	23.5
42208	S	11,100	23.4907
42308	B	500	23.664
42308	B	8,538	23.6779
42308	B	42,162	23.818
42308	B	200	23.675
42308	B	200	23.67
42308	B	3,100	23.6622
42408	B	400	24.08
42408	S	600	24.25
42408	S	1,100	24.1736
42408	B	181,188	24.3196
42408	S	75,000	24.1
42408	S	200,000	24.3187
42408	B	168,418	24.1279
42408	S	10,182	24.314
42408	B	3,608	24.3
50608	B	16,900	25.2000
50608	B	3,100	25.2000
50708	B	19,000	24.1104
50708	B	8,600	24.1500
50708	B	5,600	24.0979

50708	B	900	24.1067
50708	B	10,100	24.1000
50708	B	800	24.1200
50808	B	4,800	24.1000
50808	B	20,200	24.1000
50608	S	16,900	25.2000
50608	S	3,100	25.2000
50708	S	8,600	24.1500
50708	S	100	24.3300
50708	S	17,800	24.2191
50808	S	50,000	24.5128
31708	S	3,800	21.8205
31808	S	4,997	21.85
31908	S	4,451	21.7213